UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.	20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NAME OF ISSUER:		Gordmans Stores Inc

TITLE OF CLASS OF SECURITIES:	Common Stock

CUSIP NUMBER:	38269P100

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: November 2, 2016

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[X]   Rule 13d-1 (b)
		[ ]   Rule 13d-1 (c)
		[ ]   Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:	38269P100

(1)	Names of Reporting Persons Skandinaviska Enskilda Banken AB (publ)
 	IRS Identification Nos. of Above Persons N/A

(2)	Check the Appropriate Box if a Member of a Group(see Instructions)
	(a) (   )  (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization	Sweden

Number of Shares 2642116			(5) Sole Voting Power	2642116

Beneficially
Owned by Each
					(6) Shared Voting Power		0
Reporting Person
With					(7) Sole Dispositive Power 2642116
					(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned
	by Each Reporting Person				2642116

(10)	Check if the Aggregated Amount in Row (9) Excludes Certain
	Shares (see Instructions)						    (   )

(11)	Percent of Class Represented by Amount in Row (9)		   13,39%

(12)	Type of Reporting Person (see Instructions)			    (HC)
SCHEDULE 13G

Item 1(a)	Name of Issuer:	Gordmans Stores Inc

Item 1(b)	Address of Issuer's Principal Executive Office:

			1926 South 67  th  Street
 			Omaha, Nebraska 68106,United States


Item 2(a)	Name of Person Filing:

				Skandinaviska Enskilda Banken AB (publ)
 				and any other reporting person(s)
				identified on Exhibit I

Item 2(b)	Address of Principal Business Office, or if None, Residence:

				C/O Skandinaviska Enskilda Banken AB (publ)
				SE-106 40 Stockholm
				Sweden
				(for all reporting persons)

Item 2(c)	Citizenship:	See cover page and Exhibit I

Item 2(d)	Title of Class of Securities:	Common Stock

CUSIP Number	38269P100

Item 3		See Item 12 of cover page(s) ("Type of Reporting Person")
 		and Exhibit I for each reporting person.

		Symbol Category

	[X]	Parent Holding Company, in accordance with Section
		240.13-d(1) (b) (1) (ii) (G)

	[X]	A non-US institution that is the functional equivalent of
 		any of the institutions listed in Rule 240.13d-1 (b)(1)(ii)
 		(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

Item 4		See Item 5 through 9 and 11 of cover page(s)
		As to each reporting person.

Item 5		Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ( )

Item 6		Ownership of More than 5% on Behalf of Another Person:

All of the securities are beneficially owned by Skandinaviska Enskilda Banken AB (publ) and its direct subsidiaries in their various fiduciary capacities.
As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is (1)

Item 7		Identification and Classification of the Subsidiary Which
 		Acquired the Security Being Reported by
		the Parent Holding Company:

		See Exhibit I

Item 8		Identification and Classification of Members of the Group:
		N/A

Item 9		Notice of Dissolution of Group

		N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Skandinaviska Enskilda Banken AB (publ) on behalf of all reporting entities pursuant to Rule 13d-1(k) (1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:	December 8, 2016

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By:/S/ Matias Pino Mendez		By: /S/ Janis Oskajs
---------------------------		---------------------------
Matias Pino Mendez			Janis Oskajs
Attorney-In-Fact for Skandinaviska	Attorney-In-Fact for Skandinaviska
Enskilda Banken AB(publ)		Enskilda Banken AB(publ)


EXHIBIT I

The Item 3 classification of Skandinaviska Enskilda Banken AB (publ) is "Item 3(g) a parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)."

The shares reported on the attached Schedule 13G are beneficially owned by the following direct subsidiaries of Skandinaviska Enskilda Banken AB (publ), as marked (X):

(A)	The Item 3 classification of each of the subsidiaries listed below
 	is "Item 3(j) Group, in accordance with Section 240.13d-1 (b)(1)(ii)(j)"

		SEB Investment Management AB
		Sveavagen 8,
		SE-106 40 STOCKHOLM, Sweden

NOTE: ALL OF THE LEGAL ENTITITIES LISTED UNDER (A) ABOVE ARE
DIRECT SUBSIDIARIES OF SKANDINAVISKA ENSKILDA BANKEN AB (PUBL). BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS
DIRECTLY OR INDIRECTLY BY ANY ONE OF THE SUBSIDIARIES LISTED ABOVE
IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON
THE ATTACHED SCHEDULE 13G AND IS INCORPORATED INTO THE TOTAL PERCENTAGE OF CLASS REPORTED ON THE REPORTING PERSON PAGE FOR
SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).
(DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).

On November 2, SEBs fund company in Luxembourg turned into a branch of SEBs Swedish fund company SEB IM AB, SEB Investment Management AB.
This means holdings that were previously disclosed to financial supervisory authorities separately for each fund company, will hereinafter be disclosed solely by SEB IM AB. Due to the new branch structure, more disclosures than usual will occur after the merger, when the holdings are added together. Thus, it is a consequence of the new branch structure, and not the result of active investment decisions.



JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By: /S/ Gent Jansson	By: /S/ Helene Hellners
---------------------	---------------------
Gent Jansson		Helene Hellners
Head of Group
Compliance 		Legal Counsel
Date: 2016-10-31	Date: 2016-10-31



SEB Investment Management AB

By: /S/ Hans Ek			By: /S/ Lina Porsemyr
---------------------		---------------------
Hans Ek				Lina Porsemyr
Head of Staff			COO
Date:	2016-10-31		Date: 2016-10-31



POWER OF ATTORNEY

We, Skandinaviska Enskilda Banken AB (publ)(SEB AB) hereby appoint either
LINDA HEDVALL and MATIAS PINO MENDEZ acting jointly; or
LINDA HEDVALL or MATIAS PINO MENDEZ acting jointly with any one of the following JANIS OSKAJS, JEKATERINA SILDA, KRISTINA NOVICKA two acting jointly, within Group Compliance at SEB AB to act as SEB ABs attorney-in-fact, with full power and authority to sign on behalf of SEB AB for the sole purpose of Schedule 13G filings with the Securities and Exchange Commission through the EDGAR reporting system. We ratify and confirm that said attorneys may do by virtue hereof.

Stockholm, SE

SKANDINAVISKA ENSKILDA BANKEN AB (publ)

By: /S/ Gent Jansson	By: /S/ Helene Hellners
---------------------	---------------------
Gent Jansson		Helene Hellners
Head of Group
Compliance 		Legal Counsel
Date: 2016-10-31	Date: 2016-10-31